RESIGNATION FROM SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES

The undersigned hereby resigns as a Director of Securus Technologies, Inc., a Delaware corporation, and each of its subsidiaries, effective as of 5:00pm, CST, on June 9, 2009. I am tendering my resignation, in agreement with the Company, in order to allow the Company to continue to reduce its recurring cost structure.

/s/ Jack McCarthy
Jack McCarthy